Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

31/08/04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 31/08/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

Appendix 4E
Preliminary Final Report
Results For Announcement To The Market

Name of entity

Sam's Seafood Holdings Limited

ABN 45 098 448 269

For The Period Ended 30 June 2004

				$A'000
Revenues from ordinary activities	Up	25%	to	69,998
Profit (loss) from ordinary activities after tax attributable to members	Down	13%	to	2,497
Net profit (loss) for the period attributable to members	Down	13%	to	2,497

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	3.5¢	3.5¢
Previous corresponding period	3.5¢	3.5¢

+Record date for determining entitlements to the dividend. 22 October 2004

REVIEW OF BUSINESS OPERATIONS

Retail Division – Fresh Seafood Division

Sam's Seafood's three fresh seafood retail markets located at Hamilton, Sunshine Coast and Gladstone all delivered strong growth and consistent revenue to the Group throughout the year. The retail division is expected to be further strengthened with plans to establish additional retail presences under the Sam's Fresh Produce Market concept in the new financial year. Target locations for this expansion include Toowoomba and Brisbane's western and northern suburbs.

Wholesale Division

This division recorded strong growth through the 'fish and chips' (as a result of the amalgamation of Seaborn Seafood business in November 2003), clubs and hotels, restaurants, supermarket sectors and the newly established Sam's Seafood branded fast food stores. Sales to the major supermarkets and independent chain stores recorded substantial revenue gains during the year, with current projections pointing to an increased market share throughout Queensland and interstate in the new financial year.

The Board is currently reviewing our Group's forward strategy with a focussed objective to establishing a wholesale distribution network which would position Sam's Seafood as a national food distributor and seafood supplier.

Export Division

The unexpected high appreciation of the Australian Dollar and other adverse regional issues during the year contributed to a 70% decrease in export revenue compared to the previous financial year. However, Sam's Seafood has been consolidating and channelling its resources into the forging domestic market during the year, which produced higher domestic revenue and margin to the Group to offset the decrease in the export division.

Since the incorporation of Enterprise Fisheries operations into the Group at the beginning of January 2004, there have been encouraging signs coming from the lucrative South-East Asian market. Sam's Seafood has been able to export large quantities of scallops with satisfactory margins into this region with the demand expected to remain strong into the new financial year. The concentration of our export activities into this captive sector is anticipated to offset the slow down in other export markets.

Restaurant Division

During the first half, Sam's Seafood established a spectacular dining presence in a prominent position on the Gold Coast, Queensland called Sam's Pier. This restaurant has been operated in a similar manner to our flagship restaurant / conference centre facility – Sam's on Suttons, located at Suttons Beach, Redcliffe in Queensland.

Sam's Seafood will continue to seek similar opportunities in future to promote our established brand name and broad appeal image to the consumer market. Opportunities in this respect will not be limited to South-East Queensland but will also include the consideration of interstate

REVIEW OF BUSINESS OPERATIONS (CONTINUED)

Restaurant Division (continued)

Sam's Seafood recognises that its future as a mature and sophisticated retail identity lies in the successful propagation of our intellectual property as an enticing and reliable consumer brand throughout all sectors of our diversified operation.

Fast Food Division

Sam's Seafood established its innovative fast food franchise division during the first half of the 2004 Financial Year. This is an exciting ground-breaking business venture for the Group purposely intended to garner substantial retail market share while fostering strong brand awareness throughout Australia relatively quickly. In addition, the fast food chain will continue to create stable recurring sales to the Wholesale Division and will generate royalty income from the franchised stores for the Group.

Sam's Seafood has maintained an ambitious growth strategy, establishing a total of twelve stores in Queensland and NSW in only ten months of trading. A projected total of 30 stores (including franchised and company stores) are anticipated to be trading in Queensland, NSW and Victoria by the end of 2005 Financial Year.

Due to the initial start-up costs involved in establishing our fast food retail presence, with consideration to staff recruitment, product research and development etc, this Division incurred significant costs and contributed to the overhead sustained by the Group during the year.

Sam's Seafood expects that as recurring revenue continues to be generated with the inclusion of new franchised stores into the chian, the initial investment will be positively rewarded in future financial periods.

The Board's primary strategy for the new financial year is to establish a national distribution network throughout Australia's major cities. This network will in part sustain the aggressive roll-out plan for our fast food stores in the coming years while simultaneously providing services to our profitable supermarket sector.

Property Division

Sam's Seafood Properties Limited, a wholly owned subsidiary of the parent Company, divested itself of the Cold Store and Head Office building for $6.6 million and $4 million respectively during the year. The pre-tax profit generated from these two transactions was in excess of $2 million.

The Board will continue to review our current and future property portfolio with view to actively improving our debt to equity ratio, strengthening our balance sheet, and generate increased cash flow to support the fast growing retail, wholesale and fast food operations of the Group.

REVIEW OF BUSINESS OPERATIONS (CONTINUED)

In Summary

With the exception of the Export Division, the Board is well satisfied with the highly diverse operations of the Group.

We have recognised the need to continue to refine and define our overall strategies in line with the market conditions and the dynamic, changing needs of the business. The short to medium term prospects with the expansion of the Fast Food Division closely aligned with the national distribution within the Wholesale Division, are aimed to produce enviable financial results over the ensuing two to three years.

Grahame Denovan
Chairman

Brisbane, 30 August 2004

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated	
	Note	Year Ended 30 June 2004 $'000	Year Ended 30 June 2003 $'000
Revenue from ordinary activities	1	69,998	55,847
Expenses from ordinary activities	2	66,012	51,434
Profit from ordinary activities before tax		**3,986**	**4,413**
Income tax on ordinary activities		1,489	1,531
Net profit attributable to members		**2,497**	**2,882**
Total changes in equity not resulting from transactions with owners as owners		**2,497**	**2,882**
Basic EPS		7.40 cents	12.1 cents
Diluted EPS		7.40 cents	12.1 cents

The accompanying notes form part of this Consolidated Statement of Financial Performance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2004

		Consolidated	
		June 2004 $'000	June 2003 $'000
CURRENT ASSETS			
Cash		1,552	5,322
Receivables		7,517	4,475
Inventory		14,848	12,409
Other		186	244
TOTAL CURRENT ASSETS		**24,103**	**22,450**
NON-CURRENT ASSETS			
Property, plant and equipment		12,256	16,425
Investment		500	-
Deferred tax assets		155	206
Intangibles (net)		18,160	17,061
TOTAL NON-CURRENT ASSETS		**31,071**	**33,692**
TOTAL ASSETS		**55,174**	**56,142**
CURRENT LIABILITIES			
Payables		4,791	4,392
Interest bearing liabilities		2,790	2,569
Tax liabilities		2,091	1,583
Provisions		193	1,133
TOTAL CURRENT LIABILITIES		**9,865**	**9,677**
NON-CURRENT LIABILITIES			
Interest bearing liabilities		12,151	14,802
Deferred tax liabilities		50	84
Provisions		46	51
TOTAL NON-CURRENT LIABILITIES		**12,247**	**14,937**
TOTAL LIABILITIES		**22,112**	**24,614**
NET ASSETS		**33,062**	**31,528**
EQUITY			
Contributed equity		30,595	29,159
Retained profits		2,467	2,369
TOTAL EQUITY		**33,062**	**31,528**

The accompanying notes form part of this Consolidated Statement of Financial Position.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

		Consolidated	
		Year Ended 30 June 2004 $'000	Year Ended 30 June 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		67,883	58,337
Payments to suppliers and employees		(60,369)	(59,919)
Interest received		28	77
Income taxes paid		(962)	(1,115)
Other		359	517
NET OPERATING CASH FLOWS		**6,939**	**(2,103)**
CASH FLOW FROM INVESTING ACTIVITIES			
Payment for purchases of property, plant and equipment		(1,684)	(8,479)
Proceeds from sale of property, plant and equipment		-	2,030
Payment for stamp duty		(161)	(1,066)
Payment for intangibles		(622)	(796)
NET INVESTING CASH FLOWS		**(2,467)**	**(8,311)**
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from issues of shares		1,434	9,879
Cost of Capital Raising		-	(625)
Proceeds from borrowings		5,000	11,578
Repayment of borrowings		(9,027)	(3,077)
Loans to related entities		(2,485)	(957)
Dividends paid		(3,166)	(165)
NET FINANCING CASH FLOWS		**(8,241)**	**16,633**
NET INCREASE / (DECREASE) IN CASH HELD		**(3,769)**	**6,219**
CASH AT THE BEGINNING OF THE PERIOD		**5,321**	**(897)**
CASH AT THE END OF THE PERIOD		**1,552**	**5,321**

The accompanying notes form part of this Consolidated Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

1. REVENUE FROM ORDINARY ACTIVITIES

		Consolidated	
		Year Ended 30 June 2004 $'000	Year Ended 30 June 2003 $'000
Revenue			
Revenue from sales or services		68,831	55,550
Interest revenue		27	77
Other revenue		1,140	220
		69,998	55,847

2. EXPENSES FROM ORDINARY ACTIVITIES

		Consolidated	
		Year Ended 2004 $'000	Year Ended 2003 $'000
Expenses			
Cost of goods sold		48,773	37,006
Employees Benefits		8,060	7,537
Depreciation and Amortisation excluding intangibles		1,141	814
Amortisation of Intangibles		1,006	941
Borrowing costs		1,251	882
Others		5,781	4,254
		66,012	51,434

3. CONSOLIDATED RETAINED PROFITS

		Consolidated	
		Year Ended 2004 $'000	Year Ended 2003 $'000
Retained profits at the beginning of the financial period		2,369	1,025
Net profit attributable to members		2,497	2,882
Dividends paid or payable		(2,399)	(1,538)

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 30 JUNE 2004

4. EARNINGS PER SHARE (EPS)

		Consolidated	
		Year Ended 30 June 2004	Year Ended 30 June 2003
Weighted Average No. of Shares		24,208,449	23,706,742
Basic Earnings Per Share		7.40 cents	12.15 cents
Diluted Earnings Per Share		7.40 cents	12.15 cents

5. NET TANGIBLE ASSET BACKING (NTA)

		Consolidated	
		Year Ended 30 June 2004	Year Ended 30 June 2003
Net tangible asset backing per ordinary share		61.25 cents	60.65 cents

6. DIVIDENDS

Date the final dividend is payable			17 November 2004
Record to determine entitlements to the dividend			22 October 2004
Is Dividend Reinvestment Plan (DRP) available			Yes
The last date for receipt of election for the DRP			18 October 2004
		Amount Per Share	Franked Amount Per Share
Final Dividend: Current Year		3.5 cents	3.5 cents
Previous Year		3.5 cents	3.5 cents
Total Dividend Per Share For The Year		Year Ended 30 June 2004	Year Ended 30 June 2003
Dividends provided for or paid during the year			
Class of share			
Ordinary		7 cents	7 cents
Converting Preference		32 cents	-

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 30 JUNE 2004

7. CONTRIBUTED EQUITY (A)

	June 2004 $000
(a) Issued capital	
Balance as at 1 July 2003 (including ordinary and preference shares)	29,159
Dividend reinvestment	1,435
Balance as at 30 June 2004	30,594

7. CONTRIBUTED EQUITY (B)

	Ordinary Number of Shares	Preference Number of Shares
(a) Issued capital		
Balance as at 1 July 2003	23,858,934	2,207,350
Dividend reinvestment - 209,086 @ $3.29 allotted at 1/7/2003	209,086	-
Dividend reinvestment – 224,744 @ $3.04 allotted at 14/11/2003	224,744	-
Dividend reinvestment – 35,095 @ $1.96 allotted at 29/6/2004	35,095	
Balance as at 30 June 2004	24,327,859	2,207,350

8. SEGMENT INFORMATION

Segment Reporting

(a) Business Segments

The Economic Entity has the following reportable segments.

Seafood Sales and Distribution Operations

Commercial fishing, seafood processing, exporting, retailing, wholesaling and distribution of seafood, small goods and associated products, cold store operation.

Restaurant, Catering and Fast Food Segment

Restaurant, catering and conference centre operations offered by Sam's on Suttons, in Redcliffe and Sam's Pier in Gold Coast Queensland. A total of nine "fish and chips" fast food stores had been opened and operated in Queensland and NSW during the financial year.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 30 JUNE 2004

8. SEGMENT INFORMATION (CONTINUED)

(b) Geographical Segments

The Economic Entity's divisions operate in three main geographical segments.

Australia

The main operating activities of the entity, producing assets and sales are within Australia during the financial year.

United Kingdom

A sales and marketing entity called Sam's Australia Limited, was established in December 2002 and this entity had contributed sales revenue to the group during the financial year.

United States of America

A sales and marketing entity called Sam's Seafood USA Limited was established in September 2003 and this entity had contributed sales revenue to the group during the financial year.

Segment accounting policies

Segment accounting policies are the same as the Economic Entity's policies.

Primary Reporting – Business Segments

	Seafood Sales and Distribution		Restaurants and Fast Food		Inter-segment eliminations		Consolidated	
	June'04 $000	June'03 $000	June'04 $000	June'03 $000	June'04 $000	June'03 $000	June'04 $000	June'03 $000
Total segment revenue	64,393	53,229	5,605	3,072	-	(454)	69,998	55,847
Segment result	1,899	3,404	598	(522)	-	-	2,497	2,882
Unallocated revenue less unallocated expenses							-	-
Profit from ordinary activities before income tax expense							3,986	4,412

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED) FOR THE YEAR ENDED 30 JUNE 2004

9. EVENT SUBSEQUENT TO BALANCE DATE

There is no material event occurred subsequent to the date before this report is released.

10. FRANKING CREDIT AVAILABLE AND PROSPECTS FOR PAYING FULLY OR PARTLY FRANKED DIVIDENDS FOR AT LEAST THE NEXT YEAR

There should be sufficient franking credits available for the company to continue to pay fully franked dividends for at least the next year.

10. ANNUAL MEETING

The annual meeting will be held as follows:

Place	Sam's on Suttons, Marine Parade, Redcliffe, Queensland, Australia
Date	24 November 2004
Time	2:30 pm
Approximate date the +annual report will be available	21 October 2004

Compliance statement

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views and the Corporations Act 2001.

This report is based upon accounts which are in the process of being audited.

Sign here: .... (Company Secretary)

Date: 30 August 2004